FORM 12B-25

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Peace Arch Entertainment Group Inc.

(SEC File No. 1-15131)

CUSIP 704586304

Suite 650 – 1867 Yonge Street, Toronto, Ontario, Canada M4S 1Y5

Address of Principal Executive Office

Check one: [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: August 31, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Peace Arch Entertainment Group Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (street and number):

Suite 650 – 1867 Yonge Street, Toronto, Ontario, Canada M4S 1Y5

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

A.

[   ]

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable   effort or expense;

B.

[  ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

C.

[   ]

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed on Peace Arch Entertainment Group Inc.’s (the "Company") Forms 6-K filed on December 31, 2007, January 15, 2008, January 29, 2008, and February 12, the Company has not completed its financial statements and audit for its fiscal year ended August 31, 2007.  Additionally, the Company has not yet completed the restatement of its financial statements for the year ended August 31, 2006 as outlined in its Form 6-K filed on February 28, 2008.  Accordingly, the Company cannot complete the filing of its Annual Report on Form 20-F for the year ended August 31, 2007 without unreasonable effort and expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 20-F no later than the 15th calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification

Mara Di Pasquale, CFO and Director, Tel: (416) 783-8383 x 222.

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [  ]No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]Yes [   ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As part of its detailed review of the Company’s fourth quarter results, management re-evaluated its investment in film and television programming and concluded that there was an impairment in value across seven motion picture titles that will result in a write down of approximately $5.5 million. The majority of these titles were delivered in fiscal 2005. This write down reflects management’s current valuation of the future sales prospects of these older titles based on sales made to date and management’s assessment of current market conditions.

In addition, upon the recommendation of management to the Audit Committee of the Board of Directors of the Company, the Company determined that its audited financial statements for the year ended August 31, 2006 and unaudited quarterly financial statements for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007 should be restated in order to amend the Company’s accounting treatment of (i) a portion of the interest incurred on certain of its production loans and the impact of that treatment on the Company’s amortization of its investment in film and television programming, (ii) warrant costs incurred during the quarter ended February 28, 2007, (iii) interest and penalties relating to outstanding corporate tax issues for its year ended August 31, 2006, and (iv) an understatement of the Company’s provision for income taxes for each of the quarterly periods noted above.

The currently estimated impact of these adjustments on the Company’s net earnings for the year ended August 31, 2006 amounts to a decrease of approximately $499,000.  For the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, these adjustments result in decreases of approximately $459,000, $1,003,000 and $748,000, respectively.

During 2006 and 2007, the Company capitalized to investment in film and television programming the cost of interest incurred on certain loans received for the purpose of financing that programming. Management subsequently determined that a portion of the loan proceeds was deployed in the Company’s corporate operations, so an allocable portion of the interest should have been expensed rather than capitalized. The increase to interest expense for the year ended August 31, 2006 is currently estimated to be approximately $500,000. For the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007, the increase to interest expense is $245,000, $272,000 and $266,000, respectively. The corresponding reduction to the Company’s investment in film and television programming results in a decrease in amortization of $177,000 for the year ended August 31, 2006 and a decrease for the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007 of $48,000, $136,000 and $85,000 respectively.

The Company also made a revision to its 2006 annual financial statements related to its recognition of potential interest and penalties on pending corporate tax matters. The Company determined that a provision for interest and penalties should have been made for the fiscal year ended August 31, 2006, resulting in an increase to selling, general and administration expense of $176,000 for that year.

The Company identified a required revision to its February 28, 2007 quarterly financial statements related to the understatement of warrant costs due to a revaluation of common share purchase warrants that should have been made on the date they vested. The adjustment resulted in a $291,000 increase to stock and warrant based compensation costs.

Following an extensive review of its corporate tax affairs, the Company re-evaluated its potential risk associated with the recognition and measurement of its income tax provision and provided for these uncertainties. This review results in an increase in the provision for income taxes for the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007 of $262,000, $576,000 and $567,000 respectively.

These adjustments are preliminary and unaudited and reflect anticipated restatements as of the issuance of this press release.  These results are subject to change arising from the restatement process, subsequent events and the completion of the audit of the Company’s financial statements by the Company’s independent auditors.

The Company has not yet filed its financial statements for the periods ending August 31, 2007 and November 30, 2007 due to reasons previously disclosed by the Company.  On December 13, 2007 the Ontario Securities Commission (“OSC”) issued a Management Cease Trade Order until such time as the statements are filed. On January 28, 2007, the OSC agreed that the Management Cease Trade Order will remain in place to allow the Company additional time to complete the statements, provided the Company continues to comply with the alternative information guidelines of the OSC. The Company intends to continue complying with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

There are many risk factors that may cause the actual results of the Company’s operations to differ from those that have been reported or are expected. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company’s financial statements may change based upon the Audit Committee’s ongoing analysis, that the Company’s ability to file required reports timely with the Securities and Exchange Commission will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit Committee in consultation with the Company’s independent public accounting firm will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.  More information about these and other factors affecting the Company’s business and prospects is contained in the Company’s periodic filings with the Securities and Exchange Commission.

Peace Arch Entertainment Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 28, 2008

By: “Mara Di Pasquale”

Mara Di Pasquale, CFO